Filed by Supernova Partners Acquisition Company II, Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Supernova Partners Acquisition Company II, Ltd.

Commission File No. 001-40140

Date: November 1, 2021

An Early Investor In Twitch Explains Why He’s Betting Big On Quantum Computing

Forbes

By Forbes Staff

October 31, 2021

David Cowan had already been an investor at Bessemer Venture Partners for 20 years when he came across an upstart company that was rapidly building an audience around a novel idea: Watching other people play video games. The company was called Twitch. Shortly thereafter, Cowan and Bessemer led a $15 million Series B investment in the business. Less than two years later, Amazon came calling with an acquisition offer Twitch and Cowan couldn’t refuse. It was, in many ways, the dream scenario for a venture capitalist.

But it wasn’t long before Cowan began to have regrets.

“I invested in the company at like a $65 million pre-money (valuation),” Cowan says today. “And then 18 months later I had the opportunity to sell it for a billion dollars. And I thought, ‘Hurray.” And that was a big mistake. Because, you know, only two years later, the company was clearly worth $10 billion.

“I’d say the biggest lesson of that was that I had to recalibrate my expectations for what successful companies can do.”

These days, Cowan spends his days investing in areas like space technology, cybersecurity and sustainable agriculture—sectors you might describe as deep tech or frontier tech. I spoke to him over Zoom this week about one particular investment that’s been making headlines this month. And by the sounds of it, underestimating this company’s potential is not going to be a problem.

Still a partner at Bessemer, Cowan is now also an investor in and a board member at Rigetti Computing, a quantum computing company that agreed to go public in early October by merging with a SPAC at a $1.5 billion valuation. That’s up from $129 million when Bessemer took its stake in the company last year.

I’ve tried before to explain quantum computing, and you can certainly find other explanations elsewhere, so I won’t go into too much detail here. Suffice it to say that quantum computers are a new kind of machine that exploits the inherent strangeness of very small particles to perform immensely complicated calculations, with the potential to be trillions of times more powerful than current supercomputers.

If the industry fulfills that potential, Cowan believes the consequences will be incredible.

“I mean, simply put, curing cancer,” he said.

Perhaps the most exciting applications of quantum computing are in medicine. There are trillions of atoms in each cell and trillions of cells in the human body, all interacting with each other in an unceasing biological dance. Current superconductors are seriously powerful machines, but unspooling that kind of choreography is beyond their reach.

It’s also beyond the reach of modern quantum computers. The technology for these machines is still in its adolescence. Theoretically, though, a quantum computer could map the way molecules and data points interact in previously unimaginable ways. And doctors and researchers could use those maps to find new therapies and cures.

The potential is equally vast in a wide range of other industries.

“It’s not going to change how you get your scoop of ice cream from the local store,” Cowan said. “But anything that requires machine learning or optimization, or certainly anything that requires an understanding of physics—like biology, chemistry, materials—anything that involves simulation, like designing airplanes or cars, anything that uses heavy computation, which of course is lots and lots of interesting industries—all of those will get a huge boost.”

Different companies are trying to build quantum computers in different ways. Rigetti’s technology is based in superconducting qubits—“qubits” being the quantum computing analog to the “bits” in a traditional computer. In Cowan’s view, Rigetti is engaged in a three-way race for supremacy in the superconductor space. You might have heard of its two rivals: Google and IBM.

But what’s that old saying about the size of the dog in the fight?

“Why do I like Rigetti? Well, two reasons. One is that I can’t buy a big piece of Google or IBM,” Cowan said with a grin. “But the second thing is that I’ve seen in many industries that, as formidable as the major tech companies are, a committed dedicated startup will usually out-innovate the tech giants. And so even though Google and IBM have more money and more people, I still believe that Rigetti is going to way outpace them.”

Rigetti will bring in $458 million in proceeds from its SPAC merger to help fund its ongoing R&D and bring its quantum computing technology to market. Wall Street heavyweights T. Rowe Price and Franklin Templeton are both taking part in a $100 million PIPE investment to support the deal. So too is In-Q-Tel, the venture arm of the Central Intelligence Agency. And so too are Bessemer and Cowan—another sign of his belief in Rigetti’s long-term potential.

“I’m a buyer, not a seller,” Cowan said. “This has the opportunity to become one of the massive tech companies on the planet. I mean, this is, this is no less important than the transistor for the 20th century in terms of computation.”

It will be a while before we find out one way or the other. Quantum computers aren’t going to fully replace modern supercomputers any time soon. The technology is still developing. A lot could change for Rigetti over the next decade. One thing is certain, though: This time around, Cowan isn’t going to have any regrets about cashing out early.

“Who knows when, who knows how much money it’ll take. It’s a risky venture,” Cowan said. “But for this one, the payoff is worth it.”

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Additional Information and Where to Find It

Supernova Partners Acquisition Company II (“Supernova”) intends to file a registration statement on Form S-4 with the Securities Exchange Commission (the “SEC”), which will include a proxy statement/prospectus, that will be both the proxy statement to be distributed to holders of Supernova’s common shares in connection with its solicitation of proxies for the vote by Supernova’s shareholders with respect to the proposed business combination and other matters as may be described in the registration statement, as well as the prospectus relating to the offer and sale of the securities to be issued in the business combination. After the registration statement is declared effective, Supernova will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders. This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. Supernova’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the registration statement and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed business combination, as these materials will contain important information about Rigetti Holdings, Inc. (“Rigetti”), Supernova and the business combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to shareholders of Supernova as of a record date to be established for voting on the proposed business combination. Shareholders will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to Supernova’s secretary at 4301 50th Street NW, Suite 300 PMB 1044, Washington, D.C. 20016, (202) 918-7050.

Participants in the Solicitation

Supernova and its directors and executive officers may be deemed participants in the solicitation of proxies from Supernova’s shareholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in Supernova is contained in Supernova’s prospectus dated March 3, 2021 relating to its initial public offering, which was filed with the SEC and is available free of charge at the SEC’s website at www.sec.gov. To the extent such holdings of Supernova’s securities may have changed since that time, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the proposed business combination when available.

Rigetti and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Supernova in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement/prospectus for the proposed business combination when available.

No Offer or Solicitation

This communication does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of Supernova, Rigetti, or any of their respective affiliates.

Forward-Looking Statements

Certain statements in this communication may be considered forward-looking statements. Forward-looking statements generally relate to future events and can be identified by terminology such as “pro forma”, “may”, “should”, “could”, “might”, “plan”, “possible”, “project”, “strive”, “budget”, “forecast”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Supernova and its management, and Rigetti and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: the outcome of any legal proceedings that may be instituted against Supernova, Rigetti, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; the inability to complete the business combination due to the failure to obtain approval of the stockholders of Supernova or to satisfy other conditions to closing; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; the ability to meet stock exchange listing standards following the consummation of the business combination; the risk that the Business Combination disrupts current plans and operations of Rigetti as a result of the announcement and consummation of the Business Combination; the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; costs related to the business combination; changes in applicable laws or regulations; the possibility that Rigetti or the combined company may be adversely affected by other economic, business, or competitive factors; Rigetti’s estimates of expenses and profitability; the evolution of the markets in which Rigetti competes; the ability of Rigetti to implement its strategic initiatives, expansion plans and continue to innovate its existing services; the impact of the COVID-19 pandemic on Rigetti’s business; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Supernova’s final prospectus dated March 3, 2021 relating to its initial public offering.

Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Supernova nor Rigetti undertakes any duty to update these forward-looking statements.